UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

ELECTRAMECCANICA VEHICLES CORP. ____________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, WIHTOUT PAR VALUE ____________________________________________________________________________________
(Title of Class of Securities)

284849106 ____________________________________________________________________________________
(CUSIP Number)

DAXUE ZHANG Suite 404 - 999 Canada Place Vancouver, British Columbia, Canada, V6C 3E2 Telephone: (604) 961-8188 ____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2017 ____________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	284849106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ZONGSHEN (CANADA) ENVIRONTECH LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,600,000 shares of common stock. (1)
	8	SHARED VOTING POWER
Nil shares of common stock.
	9	SOLE DISPOSITIVE POWER
5,600,000 shares of common stock. (1)
	10	SHARED DISPOSITIVE POWER
Nil shares of common stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,600,000 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Notes:

(1)       These 5,600,000 shares consist of (i) 2,800,000 shares of common stock registered to Zongshen (Canada) Environtech Ltd. and (ii) 2,800,000 shares of common stock issuable upon exercise of warrants registered Zongshen (Canada) Environtech Ltd. Mr. Daxue Zhang is the sole director of Zongshen (Canada) Environtech Ltd. and has discretionary voting and investment authority over securities held by Zongshen (Canada) Environtech Ltd.

(2)       Based on 48,588,209 common shares of the Issuer's common stock issued and outstanding as of January 10, 2018.

CUSIP No.	284849106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DAXUE ZHANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,600,000 shares of common stock. (1)
	8	SHARED VOTING POWER
Nil shares of common stock.
	9	SOLE DISPOSITIVE POWER
5,600,000 shares of common stock. (1)
	10	SHARED DISPOSITIVE POWER
Nil shares of common stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,600,000 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Notes:

(1)       These 5,600,000 shares consist of (i) 2,800,000 shares of common stock registered to Zongshen (Canada) Environtech Ltd. and (ii) 2,800,000 shares of common stock issuable upon exercise of warrants registered Zongshen (Canada) Environtech Ltd. Mr. Daxue Zhang is the sole director of Zongshen (Canada) Environtech Ltd. and has discretionary voting and investment authority over securities held by Zongshen (Canada) Environtech Ltd.

(2)       Based on 48,588,209 common shares of the Issuer's common stock issued and outstanding as of January 10, 2018.

Item 1.   Security and Issuer

This statement relates to the voting common stock, without par value, of Electrameccanica Vehicles Corp., a British Columbia, Canada corporation (the "Issuer"). The Issuer maintains its principal executive office at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

Item 2.   Identity and Background

Name:

This statement is filed by Zongshen (Canada) Environtech Ltd., which is a corporation organized under the laws of the Province of British Columbia, Canada, and Mr. Daxue Zhang who is the sole director of Zongshen (Canada) Environtech Ltd. and has discretionary voting and investment authority over the securities held by Zongshen (Canada) Environtech Ltd. (collectively, the "Reporting Persons").

Residence or Business Address:

Zongshen (Canada) Environtech Ltd.'s address is:
Suite 404 - 999 Canada Place
Vancouver, British Columbia, Canada, V6C 3E2

Present Principal Business or Occupation:

The principal business of Zongshen (Canada) Environtech Ltd. is property development.

Place of Organization or Citizenship:

Zongshen (Canada) Environtech Ltd. is a corporation organized under the laws of the Province of British Columbia, Canada. Mr. Daxue Zhang is a Chinese citizen.

Criminal Proceedings:

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Considerations

On November 21, 2016, the Issuer issued an aggregate of 4,500,000 post-subdivision units (each, a "Unit") at a price of CAD$0.36340426 per Unit pursuant to a private placement of which Zongshen (Canada) Environtech Ltd. acquired 2,800,000 Units. Each Unit was comprised of one share of common stock and one common share purchase warrants (each, a "Warrant"). Each Warrant entitles the holder to acquire one additional share of common stock at a price of CAD$2.00 per share (each, a "Warrant Share") until November 21, 2021. Mr. Daxue Zhang is the sole director of Zongshen (Canada) Environtech Ltd. and has discretionary voting and investment authority over securities held by Zongshen (Canada) Environtech Ltd. Zongshen (Canada) Environtech Ltd. paid for the Units with funds from available working capital.

Item 4.   Purpose of Transaction

Zongshen (Canada) Environtech Ltd. acquired the beneficial ownership of the securities of the Issuer as described above in Item 3 as part of its overall investment strategy.

Subject to all relevant securities law restrictions, the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

(a)       the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)       any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       any material change in the present capitalization or dividend policy of the Issuer;

(f)       any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)       changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

The filing of this statement by the Reporting Persons shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by the statements herein.

(a)       For the purposes of this statement, Zongshen (Canada) Environtech Ltd. is reporting herein that, as of January 10, 2018, it directly owns 5,600,000 shares of the Issuer's common stock, representing approximately 10.9% of the Issuer's issued and outstanding common stock. Mr. Daxue Zhang is deemed to beneficially own 5,600,000 shares of the Issuer's common stock by virtue of being the sole director of Zongshen (Canada) Environtech Ltd. and having discretionary voting and investment authority over securities held by Zongshen (Canada) Environtech Ltd., representing approximately 10.9% of the Issuer's issued and outstanding common stock as of January 10, 2018.

(b)       For the purposes of this statement, Zongshen (Canada) Environtech Ltd. is reporting herein that, as of January 10, 2018, it has the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 5,600,000 shares of the Issuer's common stock1, representing approximately 10.9% of the Issuer's common stock. Mr. Daxue Zhang, by virtue of being the sole director of Zongshen (Canada) Environtech Ltd., has the sole power to vote or to direct the voting of, or to dispose or direct the disposition of 5,600,000 shares of the Issuer's common stock2, representing approximately 10.9% of the Issuer's common stock.

(c)       As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

(d)       As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to Be Filed as Exhibits
Exhibit No.	Description
99.1	Joint Filing Agreement between Zongshen (Canada) Environtech Ltd. and Daxue Zhang

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

Zongshen (Canada) Environtech Ltd.

By:/s/ Daxue Zhang
Name:  Daxue Zhang, Director

/s/ Daxue Zhang
Name:  Daxue Zhang

____________________________
1 These 5,600,000 shares consist of (i) 2,800,000 shares of common stock registered to Zongshen (Canada) Environtech Ltd. and (ii) 2,800,000 shares of common stock issuable upon exercise of warrants registered Zongshen (Canada) Environtech Ltd.
2 Ibid.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement between Zongshen (Canada) Environtech Ltd. and Daxue Zhang